Exhibit 99.1

Trina Solar Announces Closing of Offering of 8,800,000 American Depositary Shares

CHANGZHOU, China, June 11, 2014 — Trina Solar Limited (NYSE: TSL) (“Trina Solar” or the “Company”), a global leader in photovoltaic (“PV”) modules, solutions and services, today announced that it closed the offering of 8,800,000 American Depositary Shares (the “ADSs”), each representing 50 ordinary shares of the Company, par value of US$0.00001 per share (the “ADS Offering”), at US$11.00 per ADS.  Trina Solar received aggregate net proceeds of approximately US$92.9 million after deducting discounts and commissions but before offering expenses from the ADS Offering. Trina Solar has also granted the underwriters in the ADS Offering a 30-day option to purchase up to an additional 1,320,000 ADSs in connection with the ADS Offering to cover over-allotments.

The Company also closed the concurrent offering of US$150 million in aggregate principal amount of convertible senior notes due 2019 (the “Notes”) (the “Notes Offering”) on June 11, 2014.  Trina Solar received aggregate net proceeds of approximately US$146.3 million after deducting discounts and commissions but before offering expenses from the Note Offering.  Trina Solar used approximately US$52.3 million of the net proceeds from the Notes Offering to pay the aggregate premium of zero-strike call options that Trina Solar entered into with one or more of the initial purchasers (or their affiliates) of the Notes Offering in connection with the Notes Offering.

Deutsche Bank Securities Inc., Barclays Capital Inc., J.P. Morgan Securities LLC and Goldman Sachs (Asia) L.L.C. acted as joint book-running managers for the ADS Offering. HSBC Securities (USA) Inc. acted as a co-manager for the ADS Offering.

The ADSs have been offered under the Company’s existing shelf registration statement which was filed with the Securities and Exchange Commission (the “SEC”) and automatically became effective on June 4, 2014.  A prospectus supplement and the related base prospectus describing the terms of the ADS Offering were previously filed with the SEC. A copy of the prospectus supplement and the base prospectus relating to the ADS Offering may be obtained by contacting (i) Deutsche Bank Securities Inc., Attention: Prospectus Group, 60 Wall Street, New York, NY 10005-2836, by emailing prospectus.CPDG@db.com or by telephone at +1-800-503-4611, (ii) Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, by emailing barclaysprospectus@broadridge.com or by telephone at +1-888-603-5847, (iii) J.P. Morgan Securities LLC, Attention: Broadridge Financial Solutions at 1155 Long Island Avenue, Edgewood, New York 11717, or by telephone at +1-866-803-9204 or (iv) Goldman Sachs & Co., 200 West Street, New York, NY 10282, attention: Prospectus Department, facsimile: +1-212-902-9316, by emailing prospectus-ny@ny.email.gs.com or by telephone at +1-866-471-2526.

This press release does not constitute an offer to sell or the solicitation of an offer to buy the securities, nor will there be any sale of the securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

About Trina Solar Limited

Trina Solar Limited (NYSE: TSL) is a global leader in PV modules, solutions and services. Founded in 1997 as a PV system integrator, Trina Solar today drives smart energy together with installers, distributors, utilities, and developers worldwide. The Company’s industry-shaping position is based on innovation excellence, superior product quality, vertically integrated capabilities, and environmental stewardship. For more information, please visit www.trinasolar.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as “will,” “may,” “expect,” “anticipate,” “aim,” “intend,” “plan,” “believe,” “estimate,” “potential,” “continue,” and other similar statements. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the Company’s ability to raise additional capital to finance its activities; the effectiveness, profitability and marketability of its products; our expectations regarding the expansion of the Company’s manufacturing capacities; the Company’s future business development; the Company’s downstream project development and pipeline; the Company’s beliefs regarding its production output and production outlook; the future trading of the securities of the Company; the period of time for which the Company’s current liquidity will enable the Company to fund its operations; general economic and business conditions; demand in various markets for solar products; the volatility of the Company’s operating results and financial condition; the Company’s ability to attract or retain qualified senior management personnel and research and development staff; and other risks detailed in the Company’s filings, including its annual report on Form 20-F filed on April 2, 2014, the prospectus filed as part of Form F-3 on June 4, 2014 and the prospectus supplement relating to the ADS Offering filed on June 6, 2014 with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

For further information, please contact:

Trina Solar Limited Teresa Tan, CFO Phone: + (86) 519-8517-6823 (Changzhou)	Brunswick Group Ilse Schache Email: trina@brunswickgroup.com Phone: + (86) 10-5960-8600 (Beijing)

Yvonne Young Head of Investor Relations Phone: + (86) 519-8517-6878 (Changzhou) Email: ir@trinasolar.com